Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
Sunoco Logistics Partners L.P.

Nine Months Ended
September 30, 2007

Fixed Charges:
Interest cost and debt expense	$29,189
Interest allocable to rental expense (a)	1,594

Total	$30,783

Earnings:
Income before income tax expense	$85,075
Equity in income of less than 50 percent owned affiliated companies	(20,801)
Dividends received from less than 50 percent owned affiliated companies	18,325
Fixed charges	30,783
Interest capitalized	(2,450)
Amortization of previously capitalized interest	154

Total	$111,086

Ratio of Earnings to Fixed Charges	3.61

(a)	Represents a portion of the total operating lease rental expense which is that portion deemed to be interest.

38